May 9, 2013

VIA EDGAR AND EMAIL

United States Securities and Exchange Commission

Division of Corporate Finance

Washington, D.C. 20549

Attn: John Reynolds, Assistant Director

Re:       California Gold Corp.

Amendment No. 7 to Registration Statement on Form S-1

Filed April 15, 2013

File No. 333-179466

Dear Mr. Reynolds:

On behalf of our client, California Gold Corp. (the “Company”), we are submitting this letter in response to your comments in the letter from you to Mr. James D. Davidson, Chief Executive Officer of the Company, dated April 25, 2013 (the “Letter”). The Company concurrently is filing Amendment No. 8 to the Registration Statement on Form S-1 (the “Amendment”), which incorporates the revisions discussed below.

For your convenience, we have listed below in bold your comments from the Letter, together with responses by us on behalf of the Company. Please note that the responses are based on information provided to us by the Company. In addition, we are enclosing with the copy of this letter being sent to you by email a black lined copy of the Amendment marked against the Form S-1 Amendment No. 7 filed with the Securities and Exchange Commission (the “Commission”) on April 15, 2013.

Financial Statements

1.	We note that the amended registration statement you filed on April 15, 2013 falls after 45 days but before 90 days of the end of your fiscal year. As a result, please provide updated audited financial statements for the year ended January 31, 2013 to comply with Rule 8-08.

Response: In response to the Staff’s comment, the Company has provided the required updated audited financial statements.

Consent of Independent Registered Public Accounting Firm, Exhibit 23.1

2.	We note that the auditor consent refers to an audit report dated May 16, 2011 with respect to the consolidated financial statements for the years ended January 31, 2012 and 2011. We further note that the audit report on page F-2 of your Form S-1/A7 is dated April 30, 2012. In the next amendment to your Form S-1, please obtain an updated consent that refers to the audit report included in your registration statement.

John Reynolds

Securities and Exchange Commission

May 9, 2013

Response: In response to the Staff’s comment, the Company provided a properly dated auditor consent that refers to the current audit report.

If you have any questions with respect to this letter, please contact me at 212-400-6900. Thank you for your consideration.

Very truly yours,

/s/ Paul C. Levites

Paul C. Levites, Esq.

cc:	Pamela Howell, Special Counsel; Ronald E. Alper, Staff Attorney
Securities and Exchange Commission

James D. Davidson, Chief Executive Officer
California Gold Corp.